UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549

                                SCHEDULE 13D

                 UNDER THE SECURITIES EXCHANGE ACT OF 1934
                             (AMENDMENT NO. 21)


          First Union Real Estate Equity and Mortgage Investments
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                              (Name of Issuer)


               Shares of Beneficial Interest, $1.00 par value
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                       (Title of Class of Securities)


                                 337400105
               --------------------------------------------
                               (CUSIP Number)

                           Stephen Fraidin, P.C.
                  Fried, Frank, Harris, Shriver & Jacobson
                             One New York Plaza
                          New York, New York 10004
                               (212) 859-8140

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        (Name, Address and Telephone Number of Person Authorized to
                    Receive Notices and Communications)


                             February 25, 1998
               --------------------------------------------
          (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |_|.


Check the following box if a fee is being paid with the statement |_|. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)


NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.


The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                             SCHEDULE 13D

CUSIP No.  337400105                         Page 2 of 5 Pages

1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

          Gotham Partners, L.P.

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  [X]
                                                         (b)  [ ]

3   SEC USE ONLY

4   SOURCE OF FUNDS*

          WC

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)                           [ ]

6   CITIZENSHIP OR PLACE OF ORGANIZATION

          New York, U.S.A.

  NUMBER OF      7  SOLE VOTING POWER

   SHARES                2,601,951 Shares

 BENEFICIALLY    8  SHARED VOTING POWER

OWNED BY EACH            0

 REPORTING       9  SOLE DISPOSITIVE POWER

PERSON WITH              2,601,951 Shares

                10  SHARED DISPOSITIVE POWER

                         0

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          2,601,951 Shares

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)             [ ]
    EXCLUDES CERTAIN SHARES*

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          8.24%

14  TYPE OF REPORTING PERSON*

          PN


                             *SEE INSTRUCTIONS



                             SCHEDULE 13D

CUSIP No.  337400105                         Page 3 of 5 Pages

1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

          Gotham Partners II, L.P.

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  [X]
                                                         (b)  [ ]

3   SEC USE ONLY

4   SOURCE OF FUNDS*

          WC

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)                           [ ]

6   CITIZENSHIP OR PLACE OF ORGANIZATION

          New York, U.S.A.

  NUMBER OF      7  SOLE VOTING POWER

   SHARES                30,449 Shares

 BENEFICIALLY    8  SHARED VOTING POWER

OWNED BY EACH            0

 REPORTING       9  SOLE DISPOSITIVE POWER

PERSON WITH              30,449 Shares

                10  SHARED DISPOSITIVE POWER

                         0

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          30,449 Shares

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)             [ ]
    EXCLUDES CERTAIN SHARES*

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          0.10%

14  TYPE OF REPORTING PERSON*

          PN


                             *SEE INSTRUCTIONS


     This Amendment No. 21 amends and supplements the Statement on Schedule 13D (the "Schedule 13D") relating to the shares of Beneficial Interest, par value $1.00 per share ("Shares"), of First Union Real Estate Equity and Mortgage Investments, an Ohio business trust (the "Company") previously filed by Gotham Partners, L.P. ("Gotham") and Gotham Partners II, L.P. ("Gotham II" and together with Gotham, the "Reporting Persons"), both New York limited partnerships. Capitalized terms used and not defined in this Amendment have the meanings set forth in the Schedule 13D.


     Except as specifically provided herein, this Amendment does not modify any of the information previously reported on the Schedule 13D.


Item 4 is hereby amended to add the following information:


"Item 4. Purpose of the Transaction


     On February 25, 1998, counsel for the Reporting Persons filed a Response to the Company's Motion to Dismiss Counts I, II, III, IV & V of the Reporting Person's Counterclaim in the Court of Common Pleas for Cuyahoga County, Ohio ("Court of Common Pleas"). A copy of such Response is attached as Exhibit 41 hereto and incorporated herein by this reference."


Item 7. Is hereby amended to add the following information:


"Item 7.  Material to be Filed as Exhibits


     41. Response to the Company's Motion to Dismiss Counts I, II, III, IV & V of the Reporting Person's Counterclaim filed in the Court of Common Pleas by counsel for the Reporting Persons on February 25, 1998."

     After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

February 26, 1998


                            GOTHAM PARTNERS, L.P.


                            By:    Section H Partners, L.P.,
                                   its general partner


                               By: Karenina Corporation,
                                   a general partner of Section H Partners, L.P.


                                   By:  /s/ William A. Ackman
                                        ----------------------------
                                        William A. Ackman
                                        President


                               By: DPB Corporation,
                                   a general partner of Section H Partners, L.P.


                                   By:  /s/ David P. Berkowitz
                                        ----------------------------
                                        David P. Berkowitz
                                        President



                            GOTHAM PARTNERS II, L.P.


                            By: Section H Partners, L.P.,
                                its general partner


                               By: Karenina Corporation,
                                   a general partner of Section H Partners, L.P.


                                   By:  /s/ William A. Ackman
                                        ----------------------------
                                        William A. Ackman
                                        President


                               By: DPB Corporation,
                                   a general partner of Section H Partners, L.P.


                                   By:  /s/ David P. Berkowitz
                                        ----------------------------
                                        David P. Berkowitz
                                        President